JR-CENTRAL

CENTRAL JAPAN RAILWAY COMPANY

JR Central Towers
1-1-4 Meieki, Nakamura-Ku
Nagoya, Aichi 453-6101, Japan
TEL: +81-52-564-2620
FAX: +81-52-587-1395

September 8, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Central Japan Railway Company
Rule 12g3-2(b) Exemption File No. 082-34904

Ladies and Gentlemen:

We refer to the exemption afforded by Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to Central Japan Railway Company, a company incorporated under the laws of Japan (the "Company").

Pursuant to Rule 12g3-2(b)(iii) under the Exchange Act, the Company is furnishing the enclosed documents as identified in Exhibit A attached hereto. With respect to the Japanese language documents listed in Exhibit A for which no English language version is readily available, brief descriptions are set forth in Exhibit B attached hereto.

If you have any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this furnishing, Mr. Masahisa Ikeda of Shearman & Sterling LLP, 2-2 Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-0011 Japan, telephone 011-813-5251-1601, facsimile number 011-813-5251-1602, Email masahisa.ikeda@shearman.com.

9/13

Sincerely,

CENTRAL JAPAN RAILWAY COMPANY

By: 高橋伸方

Name: Nobumasa Takahashi
Title: Manager
Stock Section
Administration Department

Enclosures

Exhibit A

Documents Submitted Pursuant To Rule 12g3-2(b)(iii)

A. **English Language Documents**

None.

B. **Japanese Language Documents**

1. Reports as to the Acquisition of Its Own Stock by the Company

   Report as to the Acquisition of Its Own Stock, dated July 13, 2006, for the period from June 1, 2006 through June 30, 2006 (a brief description of the said document is set forth in Exhibit B)

2. Brief announcement of financial results and the reference materials attached thereto

   Brief announcement of interim consolidated financial statements, dated July 28, 2006, for the quarter ended June 30, 2006 (titled "First Quarter Financial Review and Performance"), together with the attached materials which contain an outline of the financial results of the said quarter (an extracted English translation is attached as Attachment 1)

Brief Description of the Japanese Language Document Designated in Exhibit A

1. Report as to the Acquisition of Its Own Stock by the Company, dated July 13, 2006, for the period from June 1, 2006 through June 30, 2006

Under the Company Law of Japan, a company may, upon authorization at a general meeting of shareholders or a resolution of the Board of Directors, subject to certain requirements, acquire its own stock up to the number authorized or resolved by the said general meeting of shareholders or the Board of Directors within the aggregate acquisition price not exceeding the amount of the profit available for dividends as of the effective date of such acquisition. In light of the foregoing, the Securities and Exchange Law of Japan requires a listed company, which has been authorized to acquire its own stock by its general meeting of shareholders or the Board of Directors, to submit a monthly report to the relevant local financial bureau on the status of acquisition of its own stock (*i.e.,* the Report as to the Acquisition of Its Own Stock) by no later than the 15th day of the following month. Such Report filed by a company is made public at the relevant local financial bureau, any stock exchange on which the shares of the company are listed, and at the head office and major branch offices of the company, pursuant to the Securities and Exchange Law of Japan.

The matters set forth in the above-referenced Report are (i) the kind of shares covered by such Report, (ii) the status of the acquisition, classified in accordance with the grounds for such acquisition, *i.e.,* (a) purchase upon a resolution of a general meeting of shareholders, (b) purchase from a subsidiary, and (c) purchase upon a resolution of the Board of Directors pursuant to the provisions of the Articles of Incorporation, such as the number of shares authorized for purchase and the number of shares actually purchased in the relevant month, (iii) the status of the disposition of the shares purchased by the Company, and (iv) the number of treasury shares held by the Company.

The above-referenced Report for June 2006 states that the Company purchased, upon a resolution of the Board of Directors on April 4, 2006, no shares of common stock of the Company during the month of June 2006, and that the number of treasury shares of the Company as of June 30, 2006 was 268,686.

[TRANSLATION]

First Quarter Financial Review and Performance for the Consolidated Fiscal Year Ended March 31, 2007
(From April 1, 2006 to June 30, 2006)

July 28, 2006

Name of Listed Company: Central Japan Railway Company ("JR Central" or the "Company")
(Code No.: 9022; 1st of the Tokyo, Osaka and Nagoya Stock/Securities Exchanges)
(URL http://www.jr-central.co.jp)
Representative:
Title: President and Representative Director
Name: Masayuki Matsumoto
Contact Person:
Title: General Manager of the Public Relations Department
Name: Katsumi Miyazawa
Telephone No: (052) 564-2549

1. Matters relating to the preparation of the quarterly financial information

(1) Whether the simplified method is adopted for the accounting procedure or not: Not adopted
(2) Change in the accounting method from the most recent consolidated fiscal year: None
(3) Change in the scope of the consolidation and equity method: None

2. First Quarter Financial Review and Performance for the Consolidated Fiscal Year Ended March 31, 2007 (From April 1, 2006 to June 30, 2006)

(1) Progress of the Consolidated Operating Results

Note: Any fraction less than one million yen is disregarded.

	Operating revenues		Operating income		Ordinary income		Net income of the quarter	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
06/2006	361,800	(0.4)	123,221	2.6	85,874	7.9	50,411	7.7
06/2005	363,079	5.0	120,141	25.5	79,574	58.3	46,792	7.0
Reference: 03/2006	1,467,650		403,754		213,462		122,437	

	Net income of the quarter per share	Net income of the quarter per share after adjustment for potential shares
	Yen	Yen
06/2006	25,257.92	-
06/2005	20,907.64	-
Reference: 03/2006	54,560.69	-

(Note) Percentages in the above items of operating revenues, operating income, ordinary income and net income of the quarter show the increase or decrease from the same quarter of the previous fiscal year.

(2) Variation in the Consolidated Financial Status

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
06/2006	5,156,210	718,747	13.7	357,431.34
06/2005	5,343,029	890,153	16.7	397,735.67
Reference: 03/2006	5,309,848	973,669	18.3	434,917.59

<Consolidated Cash Flow Status>

	Net cash provided by operating activities	Net cash used in investing activities	Net cash used in financing activities	Cash and cash equivalents, end of year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
06/2006	86,251	(43,102)	(142,565)	73,307
06/2005	106,221	(34,382)	7,325	157,650
Reference: 03/2006	477,901	(119,641)	(264,023)	172,723

[Reference]

Forecasts for the consolidated fiscal year ending March 31, 2007 (From April 1, 2006 to March 31, 2007)

	Operating revenues	Ordinary income	Net income
	Millions of yen	Millions of yen	Millions of yen
Interim	712,000	135,000	80,000
Annual	1,443,000	199,000	116,000

(Reference) The forecasted net income per share (annual): 58,706.80 yen.

(Note) The actual results of operations may differ from the estimated results of operations depending on future economic conditions and certain other factors. The above forecasts for the consolidated fiscal year ending March 31, 2007, are unchanged from the figures announced at the profit announcement for the year ended March 31, 2006.

[Annexed Materials]

Translation omitted.

(III) Summary of the Quarterly Consolidated Financial Statements

I Summary of the Quarterly Consolidated Balance Sheets

(Millions of yen)

Classifications	Previous consolidated fiscal year (as of March 31, 2006)	At the end of the current quarter (as of June 30, 2006)	Increase/ (Decrease)	(Reference) At the end of the previous quarter (as of June 30, 2005)
	Amount	Amount	Amount	Amount
(ASSETS)				
I Current Assets				
1. Cash and deposits	70,430	71,488	1,058	155,748
2. Trade notes and accounts receivables	22,947	18,632	(4,315)	18,976
3. Railway usage charges, uncollected	16,081	13,182	(2,898)	21,970
4. Other current assets	167,338	58,879	(108,459)	54,158
Total Current Assets	276,798	162,183	(114,614)	250,853
II Fixed Assets				
1. Property and equipment	4,765,973	4,732,305	(33,667)	4,853,858
2. Intangible fixed assets	14,308	13,355	(952)	16,195
3. Investment and other assets	252,768	248,365	(4,402)	222,122
Total Fixed Assets	5,033,050	4,994,026	(39,023)	5,092,175
TOTAL ASSETS	5,309,848	5,156,210	(153,638)	5,343,029
(LIABILITIES)				
I Current Liabilities				
1. Trade notes and accounts payables	49,790	34,402	(15,388)	30,917
2. Current portion of long-term debt	116,892	117,168	276	97,732
3. Current portion of long-term payables for purchase of railway facilities	186,336	186,336	-	199,345
4. Other current liabilities	313,967	268,280	(45,687)	258,427
Total Current Liabilities	666,988	606,187	(60,800)	586,422
II Long-term Liabilities				
1. Bonds	415,000	495,000	80,000	355,000
2. Long-term debt	557,484	648,405	90,921	575,774
3. Long-term payables for purchase of railway facilities	2,269,879	2,269,879	-	2,546,763
4. Other long-term liabilities	411,703	417,989	6,285	374,575
Total Long-term Liabilities	3,654,066	3,831,274	177,207	3,852,114
TOTAL LIABILITIES	4,321,054	4,437,462	116,407	4,438,536

(Millions of yen)

Classifications	Previous consolidated fiscal year (as of March 31, 2006)	At the end of the current quarter (as of June 30, 2006)	Increase/ (Decrease)	(Reference) At the end of the previous quarter (as of June 30, 2005)
	Amount	Amount	Amount	Amount
(MINORITY INTERESTS)				
Minority Interests	15,124	-	-	14,339
(SHAREHOLDERS' EQUITY)				
I Paid-in Capital	112,000	-	-	112,000
II Capital Surplus	53,500	-	-	53,500
III Retained Earnings	783,703	-	-	714,778
IV Unrealized Gains on Available-for-Sale Securities	25,420	-	-	10,795
V Treasury Stock	(954)	-	-	(921)
TOTAL SHAREHOLDERS' EQUITY	973,669	-	-	890,153
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	5,309,848	-	-	5,343,029
(NET ASSETS)				
I Shareholders' Equity				
1. Paid-in Capital	-	112,000	-	-
2. Capital Surplus	-	53,500	-	-
3. Retained Earnings	-	825,943	-	-
4. Treasury Stock	-	(309,943)	-	-
Total Shareholders' Equity	-	681,499	-	-
II Valuation and Translation Adjustments				
1. Unrealized Gains on Available-for-Sale Securities	-	22,388	-	-
Total Valuation and Translation Adjustments	-	22,388	-	-
III Minority Interests	-	14,859	-	-
TOTAL NET ASSETS	-	718,747	-	-
TOTAL LIABILITIES AND NET ASSETS	-	5,156,210	-	-

(Note) Any fraction less than one million yen is disregarded.

II Summary of Quarterly Consolidated Statements of Income

(Millions of yen)

Classifications	First quarter of the previous consolidated fiscal year (from April 1, 2005 to June 30, 2005)	First quarter of the current consolidated fiscal year (from April 1, 2006 to June 30, 2006)	Increase/ (Decrease)	(Reference) Previous consolidated fiscal year (from April 1, 2005 to March 31, 2006)
	Amount	Amount	Amount	Amount
I Operating Revenues	363,079	361,800	(1,279)	1,467,650
II Operating Costs and Expenses	242,937	238,578	(4,359)	1,063,895
1. Transportation, other services and cost of sales	201,317	198,630	(2,687)	904,713
2. Selling, general and administrative expenses	41,619	39,948	(1,671)	159,181
Operating income	120,141	123,221	3,080	403,754
III Non-operating Income	1,090	1,166	75	6,745
1. Interest income and dividend income	432	495	62	558
2. Other non-operating income	657	670	12	6,186
IV Non-operating Expenses	41,658	38,513	(3,144)	197,037
1. Interest expense	6,414	6,668	254	25,937
2. Interest expense for long-term payables for purchase of railway facilities	34,778	31,163	(3,615)	135,154
3. Other non-operating expenses	465	681	216	35,945
Ordinary Income	79,574	85,874	6,300	213,462
V Extraordinary Income	474	541	67	4,158
1. Contributions for the construction of railway facilities received	54	392	337	3,140
2. Other extraordinary income	420	149	(270)	1,018
VI Extraordinary Loss	730	1,157	427	11,059
1. Loss on reduction of property and equipment	50	308	258	3,007
2. Other extraordinary loss	679	849	169	8,052
Income before income taxes and minority interests (of the quarter)	79,318	85,259	5,940	206,561
Income taxes, current	26,195	24,437	(1,758)	97,809
Income taxes, deferred	5,899	10,029	4,130	(15,312)
Minority interests	430	380	(50)	1,627
Net income (of the quarter)	46,792	50,411	3,619	122,437

(Note) Any fraction less than one million yen is disregarded.

III Summary of Quarterly Consolidated Statements of Cash Flows

(Millions of yen)

Classifications	First quarter of the previous consolidated fiscal year (from April 1, 2005 to June 30, 2005)	First quarter of the current consolidated fiscal year (from April 1, 2006 to June 30, 2006)	Increase/ (Decrease)	(Reference) Previous consolidated fiscal year (from April 1, 2005 to March 31, 2006)
	Amount	Amount	Amount	
I Operating Activities				
1. Income before income taxes and minority interests (of the quarter)	79,318	85,259	5,940	206,561
2. Depreciation and amortization	57,466	52,693	(4,773)	234,854
3. Interest and dividend income	(432)	(495)	(62)	(558)
4. Interest expense	41,193	37,831	(3,361)	161,091
5. Decrease (increase) in trade payables	(4,670)	7,212	11,882	(2,758)
6. Increase (decrease) in purchased liabilities	(13,165)	(15,388)	(2,223)	5,708
7. Increase (decrease) in account payable	(15,280)	(20,112)	(4,831)	12,153
8. Other	7,295	4,738	(2,557)	100,653
Sub-total	151,725	151,738	12	717,705
9. Interest and dividend received	458	521	62	584
10. Interest paid	(4,206)	(3,572)	633	(163,200)
11. Income taxes paid	(41,756)	(62,435)	(20,679)	(77,186)
Net cash provided by operating activities	106,221	86,251	(19,970)	477,901
II Investing Activities				
1. Purchase of property and equipment and intangible fixed assets	(37,405)	(47,828)	(10,422)	(128,096)
2. Other, net	3,022	4,726	1,703	8,455
Net cash used in investing activities	(34,382)	(43,102)	(8,719)	(119,641)
III Financing Activities				
1. Proceeds from bonds issuance and long-term debt	20,000	180,000	160,000	170,000
2. Repayment of long-term liabilities	(8,999)	(8,802)	197	(388,023)
3. Payment for acquisition of treasury stock	-	(308,988)	(308,988)	-
4. Other, net	(3,675)	(4,775)	(1,100)	(46,000)
Net cash used in financing activities	7,325	(142,565)	(149,890)	(264,023)
IV Net Increase (decrease) in Cash and Cash Equivalents	79,164	(99,416)	(178,580)	94,236
V Cash and Cash Equivalents, Beginning of Year	78,486	172,723	94,236	78,486
VI Cash and Cash Equivalents, End of Year (of the Quarter)	157,650	73,307	(84,343)	172,723

(Note) Any fraction less than one million yen is disregarded.

Segment Information

Translation omitted.

Reference Material

[EXHIBIT 1]

Summary of the Results of Operations for the Period from April 1 to June 30, 2006
(Consolidated)

July 28, 2006
Central Japan Railway Company

1. Summary of Operating Results

- As the World Expo last year had no significant influence on the operating revenues of the Company during the first half of the Expo's period, the operating revenues for this quarterly period remained unchanged from the corresponding period of the previous year. On the other hand, operating expenses and interest expenses decreased, which resulted in an increase in net income.

(1) Operating revenues (361.8 billion yen; a 1.2 billion yen or 0.4% decrease year-over-year)

- As for the Tokaido Shinkansen, the timetable revision in March 2006 focused on enhancing the convenience of "*Nozomi*" service with through service to the Sanyo Shinkansen, and extra trains were flexibly operated mainly in peak season and peak hours. The Company also engaged in expanding the membership of the "Express Reservation" system and promoted tourism campaigns for Kyoto and various areas. As a result, passenger volume (passenger-kilometers) increased 0.5% year-over-year and transportation revenue remained unchanged from the previous year at 256.0 billion yen (a 0.1% or 0.1 billion yen increase year-over-year).
- As for the conventional lines, the ridership of local trains of the Tokaido Main Line in the Nagoya metropolitan area, etc. was high, while ridership of the express trains and local trains of the Chuo Main Line decreased, primarily due to factors such as a rebound following the end of the World Expo. As a result, passenger volume (passenger-kilometers) decreased 2.5% year-over-year and transportation revenue also decreased 4.0% (1.0 billion yen) to 25.6 billion yen.
- As a result, the non-consolidated transportation revenue remained unchanged at 281.7 billion yen (a 0.3% or 0.9 billion yen decrease year-over-year).
- As for businesses other than the railway business, "Panorama Salon" was opened in "JR-Nagoya Takashimaya" in March 2006, and the Company also mode progress with the reorganization of the shops in the station areas of the Shinkansen main stations.

(2) Operating income (123.2 billion yen; a 3.0 billion yen or 2.6% increase year-over-year)

- Operating expenses decreased 4.3 billion yen year-over-year, due mainly to a decrease in depreciation and amortization.

(3) Ordinary income (85.8 billion yen; a 6.3 billion yen or 7.9% increase year-over-year)

- Non-operating income (loss) marked a 3.2 billion yen improvement year-over-year, due mainly to a decrease in interest expenses.

(4) Net income of the quarter (50.4 billion yen; a 3.6 billion yen or 7.7% increase year-over-year)

2. Forecasts of Results of Operations for the Fiscal Year Ending March 31, 2007

As for revenues for the period from July through September 2006, it will be difficult to maintain the same level as the corresponding period of the previous year. Accordingly, the forecasts of results of operations for the first half of the fiscal year and those for the full fiscal year, that were announced in April, remain unchanged.

Summary of Quarterly Balance Sheet (Non-consolidated)

(Unit: Millions of yen)

Classifications	Previous Fiscal Year (As of March 31, 2006)	At the End of This Quarter (As of June 30, 2006)	Increase / (Decrease)	(Reference) At the End of the Same Quarter of the Previous Fiscal Year (As of June 30, 2005)
(ASSETS)				
Current Assets	243,109	127,835	(115,274)	218,113
Fixed Assets	4,912,953	4,874,863	(38,090)	4,961,268
Total Assets	5,156,062	5,002,698	(153,364)	5,179,381
(LIABILITIES)				
Current Liabilities	671,666	610,373	(61,293)	578,538
Fixed Liabilities	3,531,139	3,710,168	179,029	3,726,749
Total Liabilities	4,202,805	4,320,541	117,735	4,305,288
(SHAREHOLDERS' EQUITY)				
Paid-In Capital	112,000	-	-	112,000
Capital Surplus	53,500	-	-	53,500
Retained Earnings	762,641	-	-	697,917
Difference of Evaluation of Other Securities	25,115	-	-	10,675
Total Shareholders' Equity	953,256	-	-	874,093
Total Liabilities and Shareholders' Equity	5,156,062	-	-	5,179,381
(NET ASSETS)				
Paid-In Capital	-	112,000	-	-
Capital Surplus	-	53,500	-	-
Retained Earnings	-	803,526	-	-
Treasury Stock	-	(308,988)	-	-
Total Shareholders' Equity	-	660,038	-	-
Difference of Evaluation of Other Securities	-	22,118	-	-
Total Valuation and Translation Adjustments	-	22,118	-	-
Total Net Assets	-	682,156	-	-
Total Liabilities and Net Assets	-	5,002,698	-	-

Summary of Quarterly Statement of Income and Retained Earnings (Non-consolidated) (Unit: Millions of yen)

Classifications	The Same Quarter of the Previous Fiscal Year (from April 1, 2005 to June 30, 2005)	This Quarter (from April 1, 2006 to June 30, 2006)	Increase / (Decrease)	(Reference) Previous Fiscal Year (from April 1, 2005 to March 31, 2006)
Operating Revenues	297,695	297,351	(343)	1,199,616
Operating Expenses	182,589	178,465	(4,124)	815,862
Operating Income	115,105	118,885	3,780	383,753
Non-Operating Revenues	1,052	976	(76)	6,155
Non-Operating Expenses	41,032	37,949	(3,083)	194,525
Ordinary Income	75,125	81,912	6,787	195,383
Extraordinary Profit	422	488	66	3,961
Extraordinary Loss	475	351	(123)	7,088
Quarterly Net Income before Adjustment of Taxes	75,072	82,049	6,977	192,256
Income Taxes, Current	24,859	23,173	(1,685)	91,888
Income Taxes, Deferred	5,576	9,820	4,243	(15,712)
Net Income	44,636	49,056	4,419	116,080

Forecasted Results of Operations (Non-Consolidated) for Fiscal Year Ending March 31, 2007 (from April 1, 2006 to March 31, 2007)

	Operating Revenue	Ordinary Income	Net Income
	Millions of yen	Millions of yen	Millions of yen
First Half of Fiscal Year	584,000	128,000	77,000
Full Fiscal Year	1,176,000	184,000	111,000

(Reference) Estimated earning per share (for full fiscal year): 56,119.02 yen

(Note) The actual results of operations may differ from the estimated results of operations depending on future economic conditions and certain other factors. The above forecasts for the non-consolidated fiscal year ending March 31, 2007, are unchanged from the figures announced at the profit announcement for the year ended March 31, 2006.

Comparison of Passenger-kilometers and Transportation Revenues

(Unit: Millions of passenger-kilometers, Billions of yen)

				Accumulated from April 1 to June 30, 2005	Accumulated from April 1 to June 30, 2006	Year-Over-Year (%)
Passenger-kilometers	Shinkansen		Commuter	311	326	104.7
			Others	10,639	10,675	100.3
			Subtotal	10,950	11,001	100.5
	Conventional Lines		Commuter	1,408	1,415	100.5
			Others	978	910	93.0
			Subtotal	2,386	2,325	97.5
	Subtotal		Commuter	1,719	1,741	101.3
			Others	11,617	11,585	99.7
			Subtotal	13,335	13,327	99.9
Transportation Revenues	Passenger Fares	Shinkansen	Commuter	3.6	3.8	104.1
			Others	252.2	252.2	100.0
			Subtotal	255.8	256.0	100.1
		Conventional Lines	Commuter	8.4	8.5	100.6
			Others	18.2	17.1	93.9
			Subtotal	26.7	25.6	96.0
		Subtotal	Commuter	12.1	12.3	101.7
			Others	270.4	269.3	99.6
			Subtotal	282.6	281.7	99.7
	Parcel Fare			0.0	0.0	-
	Total			282.6	281.7	99.7

(Notes)
1. Passenger-kilometers and transportation revenues of the Company are shown on non-consolidated basis.
2. Any fraction, less than one unit, in passenger-kilometers, is rounded to the nearest unit.
3. Any fraction, less than one unit, in transportation revenues is disregarded.